IMAGING TECHNOLOGIES CORPORATION
                             15175 Innovation Drive
                           San Diego, California 92128

                                                                August 28, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20509

                  Re:      Imaging Technologies Corporation
                           Registration Statement on Form S-2
                           File No. 333-56330

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Imaging Technologies Corporation (the "Company") hereby withdraws its Registration Statement on Form S-2 (File No. 333-56330) that was originally filed with the Securities and Exchange Commission on February 28, 2001 (the "Registration Statement"). The Company is withdrawing the Registration Statement because, due to market conditions, it does not intend to conduct any further offering of shares of common stock contemplated in the Registration Statement at this time. No securities were sold in connection with the offering.

                                       Sincerely,

                                       IMAGING TECHNOLOGIES CORPORATION


                                       By: /s/ Brian Bonar
                                           ---------------
                                           Brian Bonar
                                           Chief Executive Officer